UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Fred’s, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

356108100
(CUSIP Number)

HEATH FREEMAN
ALDEN GLOBAL CAPITAL LLC
885 Third Avenue, 34th Floor
New York, NY 10022
(212) 888-5500

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 356108100

1	NAME OF REPORTING PERSON Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,275,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 356108100

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,275,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 356108100

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,275,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 356108100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, no par value per share (the “Shares”), of Fred’s, Inc., a Tennessee corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 4300 New Getwell Road, Memphis, Tennessee 38118.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Strategic Investment Opportunities LLC, a Delaware limited liability company (“Opportunities”);

(ii)	Alden Global Capital LLC, a Delaware limited liability company (“Alden”), as the investment manager of Opportunities; and

(iii)	Heath Freeman, as the President of Alden.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

 (b)           The address of the principal office of each of the Reporting Persons is 885 Third Avenue, 34th Floor, New York, New York 10022.

(c)           The principal business of Opportunities is investing in securities and related instruments.  The principal business of Alden is investment management. The principal occupation of Mr. Freeman is serving as the President of Alden.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Freeman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Opportunities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 9,275,000 Shares owned directly by Opportunities is approximately $158,201,820, excluding brokerage commissions.

CUSIP NO. 356108100

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares are undervalued and represent an attractive investment opportunity.

The Reporting Persons intend to engage in discussions with the Issuer’s management and board of directors, other stockholders of the Issuer, and other interested parties regarding, without limitation, the Issuer’s recently announced agreement to acquire 865 stores and certain assets of Rite Aid Corporation as well as the Issuer’s operating performance, capital allocation, governance, board composition, and strategic plans.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, conditions in securities markets, and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Issuer’s Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings relating to the Issuer, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,419,740 Shares outstanding as of December 2, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2016.

A.	Opportunities

(a)	As of the close of business on December 22, 2016, Opportunities beneficially owned 9,275,000 Shares.

Percentage: Approximately 24.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,275,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,275,000

(c)	The transactions in the Shares by Opportunities during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Alden

(a)	Alden, as the investment manager of Opportunities, may be deemed the beneficial owner of the 9,275,000 Shares owned by Opportunities.

Percentage: 24.8%

CUSIP NO. 356108100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,275,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,275,000

(c)
Alden has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Opportunities during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Freeman

(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 9,275,000 Shares owned by Opportunities.

Percentage: Approximately 24.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,275,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,275,000

(c)
Mr. Freeman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Opportunities during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 21, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 356108100

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Strategic Investment Opportunities LLC, Alden Global Capital LLC and Heath Freeman, dated December 21, 2016.

CUSIP NO. 356108100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2016

Strategic Investment Opportunities LLC

By:	Alden Global Capital LLC Investment Manager

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

CUSIP NO. 356108100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STRATEGIC INVESTMENT OPPORTUNITIES LLC

200,000	9.5115*	11/28/2016
75,000	9.6214*	11/29/2016
50,000	9.8926*	11/30/2016
125,000	9.9886*	12/01/2016
30,000	10.1470*	12/02/2016
50,000	9.8951*	12/05/2016
170,000	10.4733*	12/06/2016
430,000	10.7045*	12/07/2016
70,000	10.6169*	12/08/2016
200,000	10.6227*	12/09/2016
280,000	11.0585*	12/12/2016
120,000	11.1038*	12/13/2016
122,000	11.0004*	12/14/2016
78,000	11.1550*	12/15/2016
570,000	11.3505*	12/16/2016
43,606	15.7032*	12/20/2016
443,253	17.0331*	12/20/2016
407,615	17.8313*	12/20/2016
401,877	19.0302*	12/20/2016
1,818,960	19.8091*	12/20/2016
715,811	20.7764*	12/20/2016
148,878	21.4910*	12/20/2016
925,000	20.0728*	12/21/2016
1,800,000	19.3622*	12/22/2016

* The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $9.43 to $9.62, $9.49 to $9.9, $9.695 to $10.01, $9.85 to $10.14, $9.95 to $10.26, $9.83 to $10.07, $10.16 to $10.72, $10.5 to $10.9, $10.48 to $10.84, $10.29 to $10.98, $10.865 to $11.17, $11.04 to $11.2, $10.987 to $11.09, $11.03 to $11.25, $11.22 to $11.55, $15.22 to $16.20, $16.32 to $17.32, $17.325 to $18.32, $18.33 to $19.33, $19.34 to $20.34, $20.35 to $21.35, $21.355 to $21.75, $19.64 to $20.53, and $18.93 to $19.82, respectively. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.